02057384

PE 8-31-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August 2002 Commission File Number: 0-30024

CFM CORPORATION

(Name of registrant)

**460 Admiral Boulevard
Mississauga, Ontario
Canada L5T 3A3**

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ✓

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

FORM: 1 | **Company Name: CFM CORPORATION** **Stock Symbol: CFM**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**40,584,853**
ADD:	Stock Options Exercised	333	
	Share Purchase Plan	2,830	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**40,588,016**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM: Employee Share Purchase Plan		
	Opening Reserve for Share Purchase Plan / Agreement		**160,828**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)	2,830	
	Closing Reserve for Share Purchase Plan		**157,998**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Stock Option Plan

Stock Options Outstanding — Opening Balance	**3,644,479**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Exercised
Jul. 25, 2001	John Timmy	Jul. 25, 2008	$9.50	333
			SUBTOTAL	333

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Aug. 1, 2002	Andy Kotarski*	Jul. 25, 2001	Jul. 25, 2008	$9.50	300
Aug. 1, 2002	Ian Menzies*	Jul. 26, 2000	Jul. 26, 2007	$6.25	667
Aug. 1, 2002	Ian Menzies*	Jul. 25, 2001	Jul. 25, 2008	$9.50	667
Aug. 1, 2002	Nancy Ann Simpson*	Jul. 25, 2001	Jul. 25, 2008	$9.50	334
Aug. 1, 2002	Teresa Tobin*	Jul. 25, 2001	Jul. 25, 2008	$9.50	334
Aug. 1, 2002	Robert Buzzard*	Oct. 1, 1998	Oct. 1, 2005	$7.80	334
Aug. 1, 2002	Robert Buzzard*	Oct. 4, 1999	Oct. 4, 2006	$11.25	334
Aug. 1, 2002	Robert Buzzard*	Jul. 26, 2000	Jul. 26, 2007	$6.25	668
Aug. 1, 2002	Robert Buzzard*	Jul. 25, 2001	Jul. 25, 2008	$9.50	334
Aug. 1, 2002	Timothy Gilbert*	Jul. 25, 2001	Jul. 25, 2008	$9.50	325
Aug. 1, 2002	Julie Swanson*	Jul. 25, 2001	Jul. 25, 2008	$9.50	333
Aug. 2, 2002	Richard Hawley*	Oct. 4, 1999	Oct. 4, 2006	$11.25	1,667
Aug. 2, 2002	Richard Hawley*	Jul. 26, 2000	Jul. 26, 2007	$6.25	4,000
Aug. 2, 2002	Richard Hawley*	Jul. 25, 2001	Jul. 25, 2008	$9.50	1,667
Aug. 2, 2002	Rick Straley*	Jul. 25, 2001	Jul. 25, 2008	$9.50	333
Aug. 6, 2002	Sharon Perry*	Jul. 25, 2001	Jul. 25, 2008	$9.50	300
Aug. 6, 2002	Lorraine Smith*	Jul. 25, 2001	Jul. 25, 2008	$9.50	334
Aug. 6, 2002	Lorraine Smith*	Jul. 26, 2000	Jul. 26, 2007	$6.25	667
Aug. 6, 2002	Sonya Stark*	Oct. 4, 1999	Oct. 4, 2006	$11.25	334
Aug. 6, 2002	Sonya Stark*	Jul. 26, 2000	Jul. 26, 2007	$6.25	667
Aug. 6, 2002	Sonya Stark*	Jul. 25, 2001	Jul. 25, 2008	$9.50	1,667
Aug. 7, 2002	David Brash*	Jul. 26, 2000	Jul. 26, 2007	$6.25	8,334
Aug. 7, 2002	Mitchell Cadd*	Jul. 26, 2000	Jul. 26, 2007	$6.25	334
Aug. 7, 2002	Michael Green*	Jul. 26, 2000	Jul. 26, 2007	$6.25	1,333
Aug. 7, 2002	Michael Green*	Jul. 25, 2001	Jul. 25, 2008	$9.50	1,667
Aug. 8, 2002	Joseph Pietranton*	Jul. 26, 2000	Jul. 26, 2007	$6.25	3,334
Aug. 8, 2002	Joseph Pietranton*	Jul. 25, 2001	Jul. 25, 2008	$9.50	3,334
Aug. 9, 2002	Rashad Al Masri*	Oct. 4, 1999	Oct. 4, 2006	$11.25	333
Aug. 9, 2002	Rashad Al Masri*	Jul. 26, 2000	Jul. 26, 2007	$6.25	668
Aug. 9, 2002	Rashad Al Masri*	Jul. 25, 2001	Jul. 25, 2008	$9.50	334
Aug. 9, 2002	Jason Perry*	Jul. 26, 2000	Jul. 26, 2007	$6.25	3,000
Aug. 9, 2002	Jason Perry*	Jul. 25, 2001	Jul. 25, 2008	$9.50	3,334
Aug.12,2002	Paul Kroetsch*	Jul. 26, 2000	Jul. 26, 2007	$6.25	1,667
Aug.13,2002	Eileen Foley*	Jul. 26, 2000	Jul. 26, 2007	$6.25	1,667
Aug.13,2002	Richard Hawley*	Oct. 1, 1998	Oct. 1, 2005	$7.80	2,000
Aug.14,2002	Richard Majka, Jr.*	Jul. 26, 2000	Jul. 26, 2007	$6.25	1,334
Aug.14,2002	Richard Majka, Jr.*	Oct. 4, 1999	Oct. 4, 2006	$11.25	667

Aug.14,2002	Richard Majka, Jr.*	Oct. 1, 1998	Oct. 1, 2005	$7.80	667
Aug.14,2002	Richard Majka, Jr.*	Jul. 25, 2001	Jul. 25, 2008	$9.50	667
Aug.16,2002	Paul Kroetsch*	Jul. 25, 2001	Jul. 25, 2008	$9.50	1,667
Aug.20,2002	Peter Plows*	Jul. 25, 2001	Jul. 25, 2008	$9.50	26,667
Aug.27, 2002	Andy Luu*	Oct. 4, 1999	Oct. 4, 2006	$11.25	334
Aug.27, 2002	Andy Luu*	Jul. 26, 2000	Jul. 26, 2007	$6.25	667
Aug.27, 2002	Andy Luu*	Jul. 25, 2001	Jul. 25, 2008	$9.50	667
Aug. 28, 2002	David Diep*	Oct. 4, 1999	Oct. 4, 2006	$11.25	334
Aug. 28, 2002	David Diep*	Jul. 26, 2000	Jul. 26, 2007	$6.25	667
Aug. 28, 2002	David Diep*	Jul. 25, 2001	Jul. 25, 2008	$9.50	667
Aug. 28,2002	Stephen Jackson*	Jul. 25, 2001	Jul. 25, 2008	$9.50	334
Aug. 29, 2002	Richard McHenry*	Jul. 25, 2001	Jul. 25, 2008	$9.50	334
Aug. 30, 2002	Teresa Tobin**	Jul. 25, 2001	Jul. 25, 2008	$9.50	666
*Options were cancelled in connection with the payment of the cash benefit of such options by CFM Corporation to the Optionee in accordance with CFM Corporation's Stock Options Plan. **Options lapsed prior to expiry date, as she is no longer with the company.				**SUBTOTAL**	83,944
Stock Option Outstanding — Closing Balance					**3,560,202**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. Shares Reserved (for Stock Option Plan)

NAME OF PROGRAM: Stock Option Plan	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		4,658,499
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)	333	
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**4,658,166**

All information reported in this Form is for the month of August, 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME SONYA STARK

PHONE / EMAIL (905) 670-7777 ext. 2257 sstark@cfmmajestic.com

DATE September 6, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CFM CORPORATION

By: ______________________

Name: Colin M. Adamson

Title: Chairman and Chief Executive Officer

Date: September 6, 2002